SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

carrie.li@sidley.com
(852) 2509-7886

BEIJING GENEVA SAN FRANCISCO
BRUSSELS HONG KONG SHANGHAI
CHICAGO LONDON SINGAPORE
DALLAS LOS ANGELES TOKYO
FRANKFURT NEW YORK WASHINGTON, DC

FOUNDED 1866

06013928

Our Ref: 22277-00002

May 26, 2006

RECEIVED MAY 30 2006 MAIL PROCESSING SECTION WASH. D.C. 213

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

SUPPL

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find an announcement which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Li

PROCESSED
JUN 05 2006
THOMSON FINANCIAL

HK1 351477v.1

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(incorporated in the People's Republic of China as a joint stock limited liability company)
(Stock Code: 2883.HK)

RESULTS OF 2005 ANNUAL GENERAL MEETING

China Oilfield Services Limited ("COSL" or the "Company") held its Annual General Meeting for the fiscal year 2005 (the "AGM") on 25 May 2006 (Thursday) at 10:00 a.m. (Beijing Time) at Conference Room 403, CNOOC Plaza, No. 6, Dongzhimenwai Xiaojie, Beijing, China. The shareholders in attendance either in person or by proxy at the AGM represented 3,991,771,899 shares, or 99.91% of COSL's total issued shares. Shareholders of H shares who represented 1,531,303,899 H shares appointed the Chairman of the AGM, Mr. Simon Jiang, to vote in the AGM. The number of shares entitling the holders to attend and vote for or against all the resolutions at the AGM totalled 3,995,320,000 shares. There were no shares entitling the holders to attend and vote only against all the resolutions at the AGM. Mr. Simon Jiang, Independent Non-executive Director, presided over the AGM. The shareholders in attendance considered and voted by poll to adopt and approve the following ordinary resolutions:

	Ordinary Resolutions	**No. of votes and percentage (Approx.)**	
		For	**Against**
1	To consider and approve the audited financial statements and the report of the auditor for the year ended 31 December 2005.	3,121,747,190; 100%	0; 0%
2	To consider and approve the proposed annual dividend of RMB 4.11 cents per share (tax inclusive) for the year ended 31 December 2005.	3,121,747,190; 100%	0; 0%
3	To consider and approve the budget for fiscal year 2006.	3,120,704,490; 100%	0; 0%
4	To consider and approve the report of the directors and the corporate governance report of the Company for the year ended 31 December 2005.	3,121,747,190; 100%	0; 0%
5	To consider and approve the report of the supervisory committee of the Company for the year ended 31 December 2005.	3,121,747,190; 100%	0; 0%
6	To appoint Mr. Li Yong as a new director and to re-appoint Mr. Zhang Dunjie as an independent supervisor.	2,915,301,070; 93.39%	206,446,120; 6.61%
7	To consider and approve the remuneration of the independent non-executive directors and the independent supervisor.	3,119,696,490; 99.95%	1,532,700; 0.05%
8	To re-appoint Ernst & Young Hua Ming and Ernst & Young as the domestic and international auditors of the Company, respectively, and to authorize the board of directors to fix the remuneration thereof.	3,120,704,490; 100%	0; 0%

Mr. Li Yong, aged 42, the newly appointed director, is appointed for an initial term of 3 years. Mr. Li graduated in 1984 from the Southwest Petroleum University majoring in Oil Engineering. He obtained a master's degree in Oil Economics from the Scuola E. Mattei in Italy and an MBA from Peking University in 2001. Mr. Li joined China National Offshore Oil Corp in 1984. From 2003 to 2005, Mr. Li was the deputy general manager of CNOOC (China) Ltd. Tianjin. In October 2005, Mr. Li became the Executive Vice President of the Company. Save as disclosed herein, Mr. Li does not have any relationship with any directors, senior management or substantial or controlling shareholder of the Company. Mr. Li does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Li has not held any directorship in any other listed public companies in the past three years. There is a service contract subsisting between Mr. Li and the Company for Mr. Li's appointment as the Company's Executive Vice President. Mr. Li will not be entitled to an annual director's fee. Save as disclosed above, the Board is not aware of any matter in relation to Mr. Li that is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules or any other matter that needs to be brought to the attention of shareholders of the Company in relation to Mr. Li's appointment as a director.

Mr. Zhang Dunjie, aged 54, graduated from the University of Shanxi Finance and Economics in 1982, and obtained his MBA from Guang Hua Management School of Peking University. He has served as vice chairman and general manager of China Artex Import & Export Co., President of China Long Co. SIL, and was the Senior Vice President of the Power Generation Group (PG) of Siemens (China). Mr. Zhang is the founder and current Chairman of Global Resource Envi-Tech

Co., Ltd. Mr. Zhang was elected as an independent supervisor at the Company's annual general meeting in May 2003. Save as disclosed herein, Mr. Zhang does not have any relationship with any directors, senior management or substantial or controlling shareholder of the Company. Mr. Zhang does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Zhang has not held any directorship in any other listed public companies in the past three years. Mr. Zhang has entered into an Independent Supervisor Service Contract with the Company which will expire on 26 May 2006. Mr. Zhang's term of service will be for three years. Mr. Zhang will be entitled to an annual director's fee. Save as disclosed above, the Board is not aware of any matter in relation to Mr. Zhang that is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules or any other matter that needs to be brought to the attention of shareholders of the Company in relation to Mr. Zhang's appointment.

COSL will pay a final dividend of RMB 4.11 cents per share (tax inclusive) for the fiscal year 2005 on 15 June 2006. The final dividend will be paid to all COSL shareholders whose names appear on COSL's register of members on 25 May 2006. In accordance with Article 169 of COSL's Articles of Association, the final dividend of RMB 4.11 cents per share (tax inclusive) payable to COSL's H shareholders will be paid in Hong Kong dollars with the Hong Kong dollar to Renminbi conversion rate being the average closing conversion rate announced by the People's Bank of China for the week immediately prior to 25 May 2006.

As more than 50% of the votes present at the AGM either in person or by proxy were cast in favour of resolutions 1 to 8, the above eight resolutions were duly passed as ordinary resolutions. Computershare Hong Kong Investor Services Limited was the scrutineer responsible for vote-taking.

By order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

Beijing, 25 May 2006

As at the date of this announcement, the executive director of the Company is Mr. Yuan Guangyu; the non-executive directors are Mr. Fu Chengyu and Mr. Wu Mengfei; and the independent non-executive directors are Mr. Gordon Che Keung Kwong, Mr. Andrew Y. Yan and Mr. Simon X. Jiang.

Please also refer to the published version of this announcement in The Standard.